Exhibit 99.1

Television Food Network, G.P.
Consolidated Financial Statements as of December 31, 2016 and 2015 and for the Years Ended December 31, 2016, 2015 and 2014 and Report of Independent Registered Public Accounting Firm

Television Food Network, G.P.
Table of Contents

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	2
Consolidated Statements of Income and Comprehensive Income	3
Consolidated Statements of Cash Flows	4
Consolidated Statements of Partners' Equity	5
Notes to Consolidated Financial Statements	6-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Management of
Television Food Network, G.P.
Knoxville, Tennessee

We have audited the accompanying consolidated balance sheets of Television Food Network, G.P. (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of income and comprehensive income, partners’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 7 to the consolidated financial statements, the accompanying financial statements include portions of certain revenue and expense transactions with affiliated companies, including allocations made from corporate functions, and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
March 1, 2017

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	As of December 31,
	2016	2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$—
Accounts receivable (less allowances — 2016, $7,219; 2015, $4,761)	279,618	279,417
Receivable due from related party	356,310	285,490
Programs and program licenses	173,349	183,149
Other current assets	1,534	2,369
Total current assets	810,811	750,425
INVESTMENTS	13,437	16,632
GOODWILL AND OTHER INTANGIBLE ASSETS:
Goodwill	10,235	10,235
Intangible assets, net	1,051	1,118
Total goodwill and other intangible assets, net	11,286	11,353
OTHER ASSETS:
Programs and program licenses (less current portion)	142,053	141,365
Other non-current assets	1,771	3,835
Total other assets	143,824	145,200
TOTAL ASSETS	$979,358	$923,610
LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Accounts and program rights payables	$27,764	$29,461
Unearned revenue	33,919	31,373
Other accrued liabilities	32,601	26,507
Total current liabilities	94,284	87,341
DEFERRED INCOME TAXES	138	213
TOTAL LIABILITIES	94,422	87,554
COMMITMENTS AND CONTINGENCIES (Note 6)
PARTNERS’ EQUITY:
Partners’ capital	887,828	839,546
Foreign currency translation adjustment	(2,892)	(3,490)
Total partners’ equity	884,936	836,056
TOTAL LIABILITIES AND PARTNERS’ EQUITY	$979,358	$923,610
See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(in thousands)

	For the years ended December 31,
	2016	2015	2014
Operating revenues	$1,160,716	$1,099,307	$1,070,671
COSTS AND EXPENSES:
Costs of services	350,654	288,638	273,377
Selling, general and administrative	274,864	261,683	262,750
Amortization of intangible assets	67	67	67
Total costs and expenses	625,585	550,388	536,194
OPERATING INCOME	535,131	548,919	534,477
OTHER CREDITS (CHARGES):
Equity in earnings of affiliates	15,301	15,923	17,345
Miscellaneous, net	3,170	(505)	645
Net other credits (charges)	18,471	15,418	17,990
Income before unincorporated business taxes	553,602	564,337	552,467
Unincorporated business taxes	1,456	2,680	3,409
NET INCOME	552,146	561,657	549,058
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	598	(2,755)	(1,559)
COMPREHENSIVE INCOME	$552,744	$558,902	$547,499
See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended December 31,
	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$552,146	$561,657	$549,058
Adjustments to reconcile net income to net cash flows from operating activities:
Program amortization	323,461	262,848	243,772
Amortization of intangible assets	67	67	67
Equity in earnings of affiliates	(15,301)	(15,923)	(17,345)
Amortization of network distribution costs	1,828	6,841	4,396
Program payments	(317,821)	(311,769)	(249,276)
Dividends received from joint ventures, net of withholding tax paid	18,972	13,147	17,996
Changes in assets and liabilities:
Accounts receivable	(520)	(24,119)	7,029
Accounts payable	2,009	292	(131)
Other, net	9,721	13,730	(32,259)
Cash provided by operating activities	574,562	506,771	523,307
CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in receivable due from related party	(70,820)	17,767	81,048
Other, net	122	—	508
Cash (used in) provided by investing activities	(70,698)	17,767	81,556
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital distributions	(503,864)	(524,538)	(604,873)
Cash used in financing activities	(503,864)	(524,538)	(604,873)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	—	(10)
CASH AND CASH EQUIVALENTS:
Beginning of period	—	—	10
End of period	$—	$—	$—
See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
(in thousands)

	Managing Partner	Class A Partners	Class B Partners	Foreign Currency Translation Adjustment	Total Partners’ Equity
Partners’ equity at December 31, 2013	114,405	400,665	343,172	824	859,066
Net income	54,906	329,435	164,717	—	549,058
Foreign currency translation adjustment	—	—	—	(1,559)	(1,559)
Capital distributions	(60,487)	(362,924)	(181,462)	—	(604,873)
Partners’ equity at December 31, 2014	108,824	367,176	326,427	(735)	801,692
Net income	56,166	336,994	168,497	—	561,657
Foreign currency translation adjustment	—	—	—	(2,755)	(2,755)
Capital distributions	(52,454)	(314,723)	(157,361)	—	(524,538)
Partners’ equity at December 31, 2015	112,536	389,447	$337,563	(3,490)	836,056
Net income	55,215	331,288	165,643	—	552,146
Foreign currency translation adjustment	—	—	—	598	598
Capital distributions	(50,386)	(302,319)	(151,159)	—	(503,864)
Partners’ equity at December 31, 2016	$117,365	$418,416	$352,047	$(2,892)	$884,936
See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEARS ENDED
DECEMBER 31, 2016, 2015 AND 2014

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
As used in the Notes to Consolidated Financial Statements, the terms “we,” “our,” “us” or “Food Network” may, depending on the context, refer to the Television Food Network, G.P., or to its consolidated subsidiary company.

Management and Ownership Structure - Food Network is operated and organized under the terms of a general partnership (the “Partnership”). During 2016, the Partnership agreement was extended and specifies a dissolution date of December 31, 2020. If the term of the Partnership is not extended prior to that date, the agreement would permit Scripps Networks Interactive, Inc. (“SNI" or "Scripps Networks”), as the beneficial holder of approximately 80% of the applicable votes, to reconstitute the Partnership and continue its business. If for some reason the Partnership is not continued it will be required to limit its activities to winding up, settling debts, liquidating assets and distributing proceeds to the partners in proportion to their partnership interests. The managing general partner has a 10% “residual” interest in Food Network, that is, except for cash distributions intended to offset the tax liabilities associated with any allocated taxable income, it is entitled to cash distributions only after all loans from partners have been repaid and Class A partners have recovered their capital contributions.

In addition to the managing general partner, there are five Class A partnership units with a 60% residual interest and two Class B partners with a 30% undilutable residual interest. Each Class A partnership unit entitles the holder to one vote on the five-member management committee of Food Network. The managing general partner and the Class B partners are nonvoting partners except that in certain circumstances the managing general partner is allowed a vote in the case of a management committee deadlock. SNI, through its wholly-owned subsidiaries, owns four class A partnership units thereby controlling Food Network.
Class B partnership interests were allocated based upon the level of partners’ commitments to distribute Food Network programming. Each one-million-subscriber commitment translated into an approximate 1.86% residual interest.
For income tax purposes, Partnership profits are allocated first to offset previously allocated losses and then to the partners in proportion to their relative Partnership interests. Partnership losses are allocated first to offset previously allocated profits; second, to the extent of cumulative capital contributions; and finally, to Class A partners in proportion to their residual interests.

Nature of Operations - We operate two 24-hour television networks, Food Network and Cooking Channel, offering quality television, video, Internet and mobile entertainment and information focusing on food and entertaining. Our business is organized as a single reportable business segment. Programming for our networks is distributed by cable and satellite television systems. We earn revenue primarily from the sale of advertising time on national television networks and interactive platforms and from affiliate fees paid by providers that distribute our content.

Concentration Risks - Approximately 67.6% of our operating revenues are derived from advertising. Operating results can be affected by changes in the demand for such services both nationally and in individual markets.

The four largest distributors in the United States provide service to approximately 78.6% of homes receiving our networks. Combined, the eight largest distributors in the United States provide service to more than 98.7% of homes receiving our networks. The loss of distribution of our networks by any of these cable or satellite television systems could adversely affect our business.

Principles of Consolidation - The consolidated financial statements include the accounts of Food Network and its wholly-owned subsidiary limited liability company after elimination of intercompany accounts and transactions. Investments in 20%-to-50%-owned companies and partnerships or companies and partnerships in which we exercise significant influence over the operating and financial policies are accounted for using the equity method. The results of companies acquired or disposed of are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal.

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires us to make a variety of decisions that affect reported amounts and the related disclosures, including the selection of appropriate accounting principles that reflect the economic substance of the underlying transactions and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgment based on our understanding and analysis of the relevant circumstances, including our historical experience, actuarial studies and other assumptions.

Our consolidated financial statements include estimates, judgment, and assumptions used in accounting for asset impairments, equity method investments, revenue recognition, program assets, depreciation and amortization, pension plans, share-based compensation, income taxes, fair value measurements and contingencies.

While we re-evaluate our estimates and assumptions on an ongoing basis, actual results could differ from those estimated at the time consolidated financial statements were prepared.

Foreign Currency Translation - Food Network Canada (“Food Canada”), in which we hold a 29% interest, uses their local currency as the functional currency. Assets and liabilities of such international subsidiaries are translated using end-of-period exchange rates while results of operations are translated based on the average exchange rates throughout the year. The effects of translating the financial position and results of operations of local functional currency operations into U.S. dollars are included as accumulated comprehensive income (loss) in Partners’ equity.

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency using end-of-period exchange rates. Gains or losses resulting from such remeasurement are recorded in income. Foreign exchange gains and losses are included within miscellaneous, net in the consolidated statements of income and comprehensive income.

Revenue Recognition

Revenue is recognized when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenue is reported net of our remittance of sales taxes, value added taxes and other taxes collected from our customers.

Our primary sources of revenue are from:

•	The sale of television, internet and mobile advertising.

•	Fees for programming services (“network affiliate fees”).

Revenue recognition policies for each source of revenue are described below.
Advertising - Advertising revenue is recognized, net of agency commissions, when advertisements are displayed. Internet and mobile advertising includes (i) fixed duration campaigns whereby a banner, text or other advertisement appears for a specified period of time for a fee; (ii) impression-based campaigns where the fee is based upon the number of times an advertisement appears in web pages viewed by a user; and (iii) click-through based campaigns where the fee is based upon the number of users who click on an advertisement and are directed to the advertiser’s website. Advertising revenue from fixed duration campaigns are recognized over the period in which the advertising appears. Internet and mobile advertising revenue that is based upon the number of impressions delivered or the number of click-throughs achieved is recognized as impressions are delivered or click-throughs occur.

Advertising contracts may guarantee the advertiser a minimum audience for the programs in which their advertisements are broadcast. We provide the advertiser with additional advertising time if we do not deliver the guaranteed audience size. If we determine we have not delivered the guaranteed audience, an accrual for “make-good” advertisements is recorded as a reduction of revenue. The estimated make-good accrual is adjusted throughout the term of the advertising contracts.
Network Affiliate Fees - Cable and satellite television operators and telecommunication service providers generally pay a per-subscriber fee (“network affiliate fees”) for the right to distribute our programming under the terms of multi-year distribution contracts. Network affiliate fees are reported net of volume discounts earned by the distributors and incentive costs offered to system operators in exchange for initial multi-year distribution contracts. We recognize network affiliate fees as revenue over the term of the contracts, including any free periods. Network launch incentives are capitalized as assets upon launch of our programming on the cable or satellite television system and amortized against network affiliate fees based upon the ratio of each period’s revenue to expected total revenue over the term of the contracts.
Network affiliate fees due to us, net of applicable discounts, are reported to us by cable and satellite television operators. Such information is generally not received until after the close of the reporting period. Therefore, reported network affiliate fee revenues are based upon our estimates of the number of subscribers receiving our programming and the amount of volume-based discounts each cable and satellite television provider and telecommunication provider is entitled to receive. We subsequently adjust these estimated amounts based upon the actual amounts of network affiliate fees received. Such adjustments have not been significant.
Revenues associated with digital distribution arrangements are recognized when we transfer control and the rights to distribute the content to a customer.
Accounts Receivable - We extend credit to customers based upon our assessment of the customer’s financial condition. Collateral is generally not required from customers. Allowances for credit losses are generally based upon trends, economic conditions, review of aging categories and historical experience, and specific identification of customers at risk of default. Allowance for doubtful accounts receivable is as follows:

(in thousands)	Balance Beginning of Period	Additions for Bad Debt Expense	Deductions for Amounts Charged Off	Balance End of Period
Allowances for Doubtful Accounts Receivable
Year Ended December 31:
2016	$4,761	$8,452	$5,994	$7,219
2015	1,143	4,343	725	4,761
2014	2,429	1,054	2,340	1,143
Investments - We have investments that are accounted for using the equity method of accounting. We use the equity method to account for our investments in equity securities if our investment gives us the ability to exercise significant influence over operating and financial policies of the investee. Under the equity method of accounting, investments are initially recorded at cost and subsequently increased or decreased to reflect our proportionate share of net earnings or losses of the equity method investees. Cash payments to equity method investees, such as additional investments, loans, advances and expenses incurred on behalf of investees, as well as dividends from equity method investees, are recorded as adjustments to the investment balances. The entire equity method investment is tested for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

We regularly review our investments to determine if there has been any other-than-temporary decline in values. These reviews require management judgments that often include estimating the outcome of future events and determining whether factors exist that indicate impairment has occurred. We evaluate, among other factors, the extent to which the investments carrying value exceeds fair value, the duration of the decline in fair value below carrying value and the current cash position, earnings and cash forecasts and near term prospects of the investee.

The carrying value of an investment is adjusted when a decline in fair value below cost is determined to be other-than-temporary.

Goodwill - Goodwill represents the cost of acquiring partnership interests from Class B partners in excess of the net book value of the Class B partnership interests.

Goodwill is not amortized, but is reviewed for impairment at least annually. We perform our annual impairment review during the fourth quarter of each year. No impairment charges have been recorded on our goodwill balances.

Programs and Program Licenses - Programming is either produced by us or for us by independent production companies or licensed under agreements with independent producers.

Costs of programs produced include capitalizable direct costs, production overhead, development costs and acquired production costs. Production costs for programs produced are capitalized. Costs to produce live programming that are not expected to be rebroadcast are expensed as incurred. Program licenses generally have fixed terms, limit the number of times we can air the programs and require payments over the terms of the licenses. Licensed program assets and liabilities are recorded when programs become available for broadcast. Program licenses are not discounted for imputed interest. Program assets are amortized over the estimated useful lives of the programs based upon future cash flows and are included within cost of services in the consolidated statements of income and comprehensive income. The amortization of program assets generally results in an accelerated method over the estimated useful lives.

Estimated future cash flows can change based upon market acceptance, advertising and network affiliate fee rates, the number of subscribers receiving our networks and program usage. Accordingly, we periodically review revenue estimates and planned usage and revise our assumptions if necessary. If actual demand or market conditions are less favorable than projected, a write-down to net realizable value may be required. Development costs for programs that we have determined will not be produced are written off.

Deposits and the portion of the unamortized balance expected to be amortized within one year is classified as a current asset within programs and program licenses on the consolidated balance sheets.

Program rights liabilities payable within the next twelve months are classified as a current liability within program rights payable on the consolidated balance sheets. Non-current program rights liabilities are included in other non-current liabilities on the consolidated balance sheets. The carrying value of our program rights liabilities approximates fair value.
Impairment of Long-Lived Assets - Long-lived assets, primarily network distribution incentives and finite-lived intangible assets, are reviewed for impairment whenever events or circumstances indicate the carrying amounts of the assets may not be recoverable. Recoverability for long-lived assets is determined by comparing the forecasted undiscounted cash flows of the operation to which the assets relate to the carrying amount of the assets. If the undiscounted cash flows are less than the carrying amount of the assets, then we write down the carrying value of the assets to estimated fair values, which are primarily based upon forecasted discounted cash flows. Fair value of long-lived assets is determined based on a combination of discounted cash flows and market multiples.
Marketing and Advertising Costs - Marketing and advertising costs, which totaled $61,567 thousand in 2016, $50,548 thousand in 2015 and $53,035 thousand in 2014 and are reported within selling, general and administrative in the consolidated statements of income and comprehensive income, include costs incurred to promote our businesses and to attract traffic to our websites. Advertising production costs are deferred and expensed the first time the advertisement is shown. Other marketing and advertising costs are expensed as incurred.
Income Taxes - Food Network is organized as a general partnership. Accordingly, the Company is not subject to federal and state income taxes as the respective partners are responsible for income taxes applicable to their share of the taxable income of Food Network. However, the Company is subject to a 4.0% New York City unincorporated business tax (“UBT”).

We account for UBT using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis by applying statutory tax rates. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not, that some or all of the deferred tax asset will not be realized.

Financial Instruments and Risk Management Contracts - Financial instruments consist of cash, accounts receivable, accounts payable, must-carry rights payable and program rights liabilities. The carrying amounts of these financial instruments approximate their fair value. We held no derivative financial instruments in 2016, 2015 and 2014.

Recently Issued Accounting Standards Update - In November 2015, the FASB issued new accounting guidance related to the classification of deferred taxes, Balance Sheet Classification of Deferred Taxes, which requires that an entity classify deferred tax liabilities and assets as non-current amounts. The guidance requires that entities within a particular tax jurisdiction offset all deferred tax liabilities and assets, as well as any related valuation allowances, and present the amounts as a single non-current amount. We adopted this guidance in 2016 and retrospectively for all periods presented. The adoption did not have a material effect on our consolidated financial statements.

In January 2016, the FASB issued new accounting guidance related to financial assets and liabilities, Recognition and Measurement of Financial Assets and Financial Liabilities, which requires equity investments not accounted for under the equity method to be measured at fair value with changes recognized in net income. Additionally, the guidance simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairments, requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requiring an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when an entity has elected to measure the liability at fair value, requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset either on the balance sheet or in the accompanying notes and clarifying that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The guidance will reduce diversity in current practice. The guidance is effective January 1, 2018, and early adoption is not permitted. We have evaluated the guidance and do not expect it to have a material impact on our consolidated financial statements and related disclosures.

In February 2016, the FASB issued new accounting guidance related to leases, Leases, which requires the recognition of an asset and liability arising from leasing arrangements for leases extending beyond an initial period of twelve months. The guidance will increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance is effective January 1, 2019, and early adoption is permitted. We have partially competed our evaluation of the new guidance to determine the impact it will have on our consolidated financial statements and related disclosures. We expect this assessment to be completed by mid-2017.
In March 2016, the FASB issued new accounting guidance related to revenue recognition, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which is intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations within the new revenue recognition guidance by clarifying the indicators. This guidance updates the revenue recognition guidance issued in May 2014, Revenue from Contracts with Customers. In May 2014, the FASB issued new accounting guidance related to revenue recognition, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The guidance will replace most existing revenue recognition guidance in GAAP. The guidance is effective January 1, 2018, and early adoption is permitted. We have partially completed our assessment of the new guidance to determine the impact it will have on our consolidated financial statements and related disclosures. As a result of our assessment, we are tentatively planning on applying the modified retrospective method of adoption for this guidance. We expect the remainder of our assessment to be completed by mid-2017.

In March 2016, the FASB issued new accounting guidance related to investments, Investments - Equity Method and Joint Ventures: Simplifying the Transition to the Equity Method of Accounting, which simplifies the accounting for a transition to equity method investment of accounting as a result of an increase in level of ownership or degree of influence and eliminates the requirement to retroactively adjust the investment for all periods the investment was held. The amendments in the update require that an entity that has an available-for-sale equity security becomes qualified for the equity method of accounting if they recognize earnings through the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment qualifies for equity method treatment. The guidance is effective January 1, 2017, and we early adopted this guidance in 2016. This implementation did not have a material effect on our consolidated financial statements and related disclosures.
In August 2016, the FASB issued new accounting guidance related to statements of cash flows, Classification of Certain Cash Receipts and Cash Payments, which is intended to clarify existing guidance on classification issues and reduce potential diversity in practice. The guidance identifies cash flow situations whereby there has been diversity in application and provides specific guidance as to the treatment. The guidance is effective January 1, 2018, and we early adopted this guidance in 2016. This implementation did not have a material effect on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued new accounting guidance related to intangibles - goodwill and other, Simplifying the Test for Goodwill Impairment, which eliminates Step Two from the goodwill impairment test and requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The guidance also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment. The guidance is effective January 1, 2020, and early adoption is permitted for testing dates after January 1, 2017. We adopted this guidance effective January 1, 2017 and will apply the guidance to all tests subsequent to that date. We do not expect the new guidance to have a material impact on our consolidated financial statements and related disclosures.

Reclassification - In connection with the adoption of the FASB guidance on Balance Sheet Classification of Deferred Taxes, we reclassified $328 thousand from other non-current assets to deferred income taxes for 2015.

Going Concern - The Partnership is set to expire on December 31, 2020. If the term of the Partnership is not extended prior to that date, the Partnership agreement permits SNI, as holder of 80.0 percent of the applicable votes, to reconstitute the Partnership and continue its business. If for some reason the Partnership is not continued, activities will be limited to winding up, settling debts, liquidating assets and distributing proceeds to the partners in proportion to their partnership interests.

Subsequent Events - No material subsequent events have occurred since December 31, 2016 that should be recorded or disclosed in the consolidated financial statements.
2. EQUITY METHOD INVESTMENTS

(in thousands)

Balance as of December 31, 2014	$16,611
Equity in earnings of affiliates	15,923
Dividends received from joint ventures, net of withholding tax paid	(13,147)
Foreign currency translation adjustment	(2,755)
Balance as of December 31, 2015	16,632
Equity in earnings of affiliates	15,301
Dividends received from joint ventures, net of withholding tax paid	(19,094)
Foreign currency translation adjustment	598
Balance as of December 31, 2016	$13,437

Investments accounted for using the equity method include the Company’s investments in Food Canada (29% owned) and Food Network Magazine JV (50% owned). We regularly review our investments to determine if there have been any other-than-temporary declines in value. These reviews require management judgments that often include estimating the outcome of future events and determining whether factors exist that indicate impairment has occurred. We evaluate among other factors, the extent to which the investment’s carrying value exceed fair value, the duration of the decline in fair value below carrying value, and the current cash position, earnings and cash forecasts and near term prospects of the investee. No impairments were recognized on any of our equity method investments in 2016, 2015 or 2014.
3. PROGRAMS AND PROGRAM LICENSES
Programs and program licenses consisted of the following:

(in thousands)	As of December 31,
	2016	2015
Cost of programs available for broadcast	$992,079	$932,841
Accumulated amortization	739,613	668,939
Total	252,466	263,902
Progress payments on programs not yet available for broadcast	62,936	60,612
Total programs and program licenses	$315,402	$324,514
In addition to the programs owned or licensed by us included in the table above, we have commitments to license certain programming that is not yet available for broadcast. These contracts may require progress payments or deposits prior to the program becoming available for broadcast. Remaining obligations under contracts to purchase or license programs not yet available for broadcast totaled approximately $77,602 thousand at December 31, 2016. If the programs are not produced, our commitment to license would generally expire without obligation.

Programs and program license expense, which consist of program amortization and program impairments, is included within costs of services in our consolidated statements of income and comprehensive income. Program impairments totaled $58,041 thousand in 2016, $21,132 thousand in 2015 and $20,371 thousand in 2014.

Estimated amortization of recorded program assets and program commitments for each of the next five years is as follows:

(in thousands)	Programs Available for Broadcast	Programs Not Yet Available for Broadcast	Total
2017	$140,790	$72,720	$213,510
2018	65,091	34,398	99,489
2019	35,043	16,949	51,992
2020	11,542	13,434	24,976
2021	—	3,037	3,037
Total	$252,466	$140,538	$393,004
Actual amortization in each of the next five years will exceed the amounts presented above as we will continue to produce or license additional programs.

4. OTHER INTANGIBLE ASSETS
Other intangible assets consisted of the following:

(in thousands)	As of December 31,
	2016	2015
Acquired rights	$1,668	$1,668
Accumulated amortization	(617)	(550)
Total other intangible assets, net	$1,051	$1,118
Separately acquired intangible assets reflect the acquisition of certain rights that will expand our opportunity to earn future revenues.

Amortization expense associated with intangible assets for each of the next five years is expected to be as follows:

(in thousands)	Estimated Amortization
2017	$63
2018	$63
2019	$63
2020	$63
2021	$63
Thereafter	$736
5. UNINCORPORATED BUSINESS TAXES
We have provided for UBT taxes in accordance with the applicable New York City regulations. Our UBT expenses consisted of the following:

(in thousands)	For the years ended December 31,
	2016	2015	2014
Current tax expense	$1,531	$2,862	$3,354
Deferred tax (benefit) expense	(75)	(182)	55
Total UBT expense	$1,456	$2,680	$3,409
In 2015, the New York City Department of Finance completed an audit of our Unincorporated Business Tax Returns for the years 2006 through 2011 and we reached agreement on adjustments that increased the amount of Unincorporated Business Taxable Income ("UBTI") apportioned to operations in New York City. Accordingly, our UBT expense amount in 2015 reflects approximately $423 thousand of additional taxes for the tax years 2006-2011.

In 2016, the New York City Department of Finance initiated an audit of our Unincorporated Business Tax Returns for the years 2012 through 2013. The audit is ongoing as of December 31, 2016.

The approximate effect of the temporary differences giving rise to deferred tax liabilities (assets) were as follows:

(in thousands)	As of December 31,
	2016	2015
Deferred tax assets:
Unearned revenue	$(64)	$(121)
Other temporary differences	(103)	(207)
	(167)	(328)
Deferred tax liabilities:
Programs and program licenses	277	469
Other temporary differences	28	72
	305	541
Net deferred tax liability	$138	$213
As of December 31, 2016 and 2015, we do not believe we have any uncertain tax positions that would require either recognition or disclosure in the accompanying consolidated financial statements.

6. COMMITMENTS AND CONTINGENCIES
We are involved in litigation arising in the ordinary course of business, none of which is expected to result in material loss.

In the ordinary course of business, Food Network enters into long-term contracts to lease office space and equipment, to secure on-air talent, to obtain satellite transmission of network programming, and to purchase other goods and services. Minimum payments for such non-cancellable services as of December 31, 2016, are expected to be as follows:

(in thousands)	Satellite Transmission	Other Purchase and Service Commitments	Rent Commitments	Talent Contract Commitments
2017	$5,777	$11,840	$10,549	$19,363
2018	5,100	12,275	10,760	8,647
2019	5,522	12,726	10,975	—
2020	2,700	—	11,194	—
2021	2,700	—	9,976	—
Later years	5,344	—	—	—
Total	$27,143	$36,841	$53,454	$28,010
Rental expense for cancelable and non-cancelable leases was $7,538 thousand in 2016, $8,386 thousand in 2015 and $8,631 thousand in 2014.

We also share leased facilities and other services with other SNI cable and satellite television programming services. Our share of the costs for such services is included in the allocated charge from SNI (See Note 7).

7. RELATED PARTY TRANSACTIONS
SNI manages our daily flow of cash. We also participate in SNI’s controlled disbursement system. The bank sends SNI daily notifications of checks presented for payment, and SNI transfers funds from other sources to cover the checks. Our cash balance held by SNI is reduced as checks are issued. We receive interest income on positive cash balances, and are charged interest expense on negative cash balances. In determining whether we are to receive interest or to be charged interest, the balance is reduced by our share of the net book value of shared property and equipment.

Positive cash account balances due from SNI are reported as receivable due from related party in our consolidated balance sheets. The receivable due from SNI was $356,310 thousand at December 31, 2016 and $285,490 thousand at December 31, 2015, which earns interest at money market rates.

Food Network is also subject to the terms and conditions of variable rate credit agreements with each partner. Our variable rate credit agreement with SNI permits aggregate borrowings up to $150,000 thousand and our variable rate credit agreement with Tribune Media Company permits aggregate borrowings up to $12,500 thousand. Interest on each agreement is charged at the prime rate plus two percent. There were no outstanding borrowings under these agreements at December 31, 2016 and 2015.

Net interest income from positive cash balances was $1,611 thousand in 2016, $182 thousand in 2015 and $151 thousand in 2014.
We are party to an agreement with Corus Entertainment Inc. that provides us a 29% ownership interest in Food Canada.  Pursuant to the terms of the agreement, we grant Food Canada an exclusive right to use the Food Network trademark and provide Food Canada with Food Network programming.  Revenue recognized from the licensing of the Food Network trademark was $1,049 thousand in 2016, $1,218 thousand in 2015 and $693 thousand in 2014.  Revenues from program sales to Food Canada were $4,782 thousand in 2016, $5,645 thousand in 2015 and $2,284 thousand in 2014.
We may provide Food Network programming to other Scripps Networks cable networks or companies controlled by SNI. Revenue recognized from the programming provided to other Scripps Networks cable networks or SNI controlled entities totaled $10,413 thousand in 2016, $11,659 thousand in 2015 and $6,808 thousand in 2014.
We also may generate revenue from the sale of broadcast and internet advertising to companies controlled by SNI. Advertising revenues generated from SNI’s controlled entities totaled $9,026 thousand in 2016, $136 thousand in 2015 and $1,114 thousand in 2014.
We may purchase advertising units from the other cable networks controlled by Scripps Networks and use the additional spots to satisfy “make good” audience deficiency accruals we have recorded in our consolidated financial statements. Consideration paid to Scripps Networks affiliated entities for these advertising spots totaled approximately $320 thousand in 2016, $0 in 2015 and $5 thousand in 2014.

Marketing and promotion costs incurred with businesses controlled by Scripps Networks totaled approximately $14,268 thousand in 2016, $3,549 thousand in 2015 and $3,616 thousand in 2014.

Scripps Networks provides services covering affiliates sales, advertising sales, transmission and quality control, information technology functions, and other corporate functions related to executive management, corporate finance and accounting, legal, tax and human resources. Services provided by Scripps Networks for affiliate sales includes marketing, such as advertising campaigns, programming promotion, targeted sales presentations and managing tradeshow strategies and talent appearances; negotiating agreements with existing and new affiliates; billing and collection services; and providing channel affiliate reports. For advertising sales, Scripps Networks provides services that include selling television and internet advertising spots, advertising sales planning and marketing, rate card management services, sales positioning data, research support, related billing and collections and any necessary software and data services.

The total amount charged for these services is calculated by applying a Consumer Price Index escalator to the previous year’s allocated amount. These costs totaling $146,831 thousand in 2016, $146,538 thousand in 2015, and $144,089 thousand in 2014 are recorded within the selling, general and administrative caption in our consolidated statements of income and comprehensive income.

Scripps Networks may also negotiate affiliate agreements with cable and satellite television systems and telecommunication service providers on behalf of more than one, or all, of its networks in the aggregate, including our networks. The value of aggregate rights acquired from these providers are allocated to each network benefited based upon their relative fair values.

Members of the Scripps family who are parties to the Scripps Family Agreement hold a controlling interest in the Scripps Company ("EWS"), therefore, EWS is a related party of the company. The Scripps Family Agreement governs the transfer and voting of all Common Voting Shares held by certain descendants of Robert P. Scripps, descendants of John P. Scripps, certain trusts of which descendants of John P. Scripps or Robert P. Scripps are trustees or beneficiaries and an estate of a descendant of Robert P. Scripps, who are signatories to such agreement. SNI made payments to EWS totaling $2,222 thousand, $3,525 thousand and $8,684 thousand for the years ended December 31, 2016, 2015 and 2014, respectively. These payments were made pursuant to a 2008 agreement for certain rights granted by a subsidiary of EWS with varying durations. These amounts are included in selling, general and administrative in the consolidated statements of income and comprehensive income.

Scripps Networks may incur costs that are attributable to one or all of their networks. Scripps Networks incurs the license fee costs on the contracts providing music rights for our programming. These costs are allocated to us using a percentage of revenues factor. While Food Network does not issue stock compensation to its employees, certain employees of Food Network participated in the SNI Amended Long-Term Incentive Plan. The cost of awards to Food Network employees are charged directly to Food Network. Substantially all Food Network employees received health, retirement and other benefits during 2016, 2015 and 2014 that were provided under SNI sponsored plans, including a defined benefit pension plan and a defined contribution plan. Health and life insurance costs are allocated based upon employee coverage elections and historical claims experience. Pension costs are allocated based upon past funding and an actuarial study of the covered employee groups. Benefits are based on the employees’ compensation and years of service. The funding of the plan is based on the requirements of the plan and applicable federal laws. Related to the defined contribution plan, a portion of the employees’ voluntary contributions were matched by SNI. The costs of the defined contribution plan are charged to us based upon those employee contributions.

Additional information related to costs charged to us from Scripps Networks is as follows:

(in thousands)	For the years ended December 31,
	2016	2015	2014
Music rights fees	2,484	2,381	2,262
Stock-based compensation costs	1,341	2,559	3,176
Health and life insurance	1,964	2,378	2,046
Defined benefit pension costs	502	324	451
Defined contribution costs	2,382	2,421	2,768
Other	5,249	6,843	6,259

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